XXXXX: Greetings and shareholder proposal (for proxy vote)
Tue, Mar 21, 2023 9:06 pm
 (xxxxxxxxxx.com)To:xxxxxxxxxx.com Details
Hello xxxx,

Congratulations on you career of the xxxxxxxxxx.

I also have some exciting news.  I have successfully co-filed an
HCA shareholder proposal.  As you might know, HCA is the largest hospital operator in the country, and we (or someone close
to us) might be under their care someday.  I have changed career,
and I am now in healthcare.   Currently, I am an ICU nurse
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX, so I know first hand the consequences of understaffing. The proposal calls to amend the the Board's Safety and Quality Committee charter, in order for the corresponding committee to have the duty and power to review staffing and its impact on patient safety and quality.
 In addition, to patient impact, there is a business case to be made.
I am aware that the XXXXXXXXXXXXX is a shareholder.
Also, I suspect that you are very busy, but this is something a major impact. I can provide further details, while respecting time constraints.Overall, it would be great to hear from you and to catch up! Thanks very much!
XXXXXX



 8:38 PM, March 9


Reconnecting and project help
Hello XXXXXX, Congratulations at your career at XXXXXXX. Excited about it! Taking advantage of a milestone as an excuse to reach out and say hi. I have succeeded in getting the greenlight from the SEC for an HCA shareholder proposal that I co-filed. I have already met with investors and looking to get more traction for the upcoming April shareholder meeting. The proposal involves staffing at the largest hospital operator in the country. If you are involved in the management of HCA shares, and/or you can direct me as to someone else who does, I would be very thankful. I would be glad to forward more details. This is a very big deal since it affects
35million patients throughout the country. Thank you very much, and again congratulations!
XXXXX Francisco Coronado



 2:12 PM, March 13
Awaiting reply fromXXXXXXXX
Greetings
Hello XXXX, Congratulations on your career at the XXXXXX. We have not spoken since school at XXXXXXXXX. I have an excuse to reach out. I have changed career to healthcare and I have been working at a property of HCA, the largest hospital operator. Recently, the SEC gave the greenlight for a shareholder proposal that I co-filed regarding staffing. The shareholder meeting will be this April 19. If you know fund managersthat
I could reach out to with whom I could make my case, I would grateful. Low hospital contributes to costly mistakes that impact the bottom line, plus, given that HCA is the biggest hospital operator, we all could find ourselves under the care of overwhelmed personnel.
Thank you in advance.  Best Regards, XXXXXX

2:59, March 13>
Awaiting reply from XXXXXXXXXXX
Greetings from XXXX XXXXX
Hello XXXXXX, My name is Francisco Coronado, and I am a XXXXXXXXXXXXX. I am reaching out to you since I am hoping to get in touch with people who are shareholders of HCA, the largest hospital operator in the United States. The SEC gave the green light for a proposal that I co-filed (I am also a shareholder) that would call for HCA's board to have the duty and authority to review staffing. I actually work for this corporation as a clinician, and thus I am witness to the consequences of understaffing. There are numerous financial consequences. There is also a major human impact and we all could find ourselves one day under the care of an overstretched crew. If you can help me reach out to the right people with whom I could make my case I would be very grateful for your assistance. Best Regards, Francisco Coronado

 9:48 AM, March 16
XXXXXXX reaching out for shareholder initiative assistance
Hello XXXX, I am a XXXXXXXXXXXXXX. Congratulations on your XXXXXXXXXX position.
 I am currently in healthcare, and have a shareholder proposal that got the greenlight from the SEC. It involves giving the power and duty to the board of HCA to review staffing and its impact on patient care and quality. There is a business case to be made (which I can detail), as well as a human case. As you might know HCA is the biggest hospital operator in the country and in Florida. In Miami-Dade HCA operates Kendall, Mercy, and Aventura. Therefore, both of us, as well as your clients, might easily find ourselves under the care of understaffed personnel. Furthermore, there is mortality involved with understaffing. XXXXX has shares in HCA.
I will be glad to forward/discuss more details as to what the shareholder proposal involves, and not take more than 5 minutes of your time. I thank you in advance for your assistance. Sincerely, Francisco Coronado


11:35PM, March 21,
Greetings from fellow XXXXXXX
I am a fellow XXXXXXXXXXXXXXXXXX. Congratulations on your XXXXXXXXXXX position.I am currently in healthcare, and have a shareholder proposal that got the greenlight from the SEC. It involves giving the power and duty to the board of HCA to review staffing and its impact on patient care and quality. There is a business case to be made (which I can detail), as well as a human case. As you might know HCA is the biggest hospital operator in the country. I will be glad to forward more details about the proposal. I thank you in advance for your assistance.
-Francisco Coronado

1:50 AM, March 22
Awaiting reply from XXXXXXXXXXXX
Fellow alumnus and shareholder proposal
Hello XXXXXX, I am a fellow alumnus from XXXXXXXXXXX. Congratulations on your career at XXXXX. I am currently in healthcare, and have a shareholder proposal that got the greenlight from the SEC. It involves giving the power and the duty to the board of HCA to review staffing and its impact on patient care and quality. It is my understanding that XXXX is a shareholder. There is a business case to be made (which I can detail), as well as a humanity component. As you may know HCA is the largest hospital operator in the country, and we could easily find ourselves under its care. I will be glad to forward/discuss concisely more details as to what the shareholder proposal involves. I thank you in advance for your assistance. Sincerely, Francisco Coronado


11:59PM, March 13
Hello XXXXX, it is XXXXX. Congrats at XXXXX. Sorry to take ur time. I got a resolution that is up for vote HCA's annual shareholder meeting. They fought it, but it makes financial, strategic, and personal sense
(we all could become apatient one day.) If you know equity managers I could
reach out to it would greatly appreciated it.   Thank you!
12:02, March 13
It calls for its board to have the duty and power to review staffing levels and their impact on patient safety and quality of patient care

5:56 PM, March 15
Hola XXXXX, Es Francisco, de XXXXXXXXXXXXXX. Saludos y tengo una novedad con la cual tengo el agrado de anunciar. El SEC ha aceptado una propuesta que soy "co-filer" para presentar a los accionistas de HCA, eloperador de hospitales mas grande de USA y de la Florida. Se trata de una enmieda para que la junta de directores revise los niveles de personal en relacion al bienestar de los pacientes. Es una propuesta con un impacto humano al igual que empresarial debido a los costos resultantes de un cuidado no optimo. Tambien esto nos puede impactar directamente, incluyendo tus clientes,si terminamos bajo el cuidado hospitales de HCA como Kendall. Y el peor de los casos, el resultado puede ser hasta mortal.
Si trabajas y/o conoces a alguien manejando securities agradeceria un pequeno momento para explicar en mas detalle. De todas maneras, seria un plazer en saludar de nuevo. Gracias! Francisco Coronado

Wed, Mar 22, 2023 2:23 am
 (XXXXXXXXXXXX)To:XXXXXXXXXXXXXXX Details
Hello XXXXXX,

This is Francisco Coronado and thank you for accepting my Linkedin invitation. XXXXXXXXXXXXXXXXXX XXXXXXXXXXXX. XXXXXXXXXXXXXXXXXXXX. I am currently in healthcare, and have a shareholder proposal I co-filed that got the greenlight from the SEC. It involves giving the power and the duty to the board of HCA to review staffing and its impact on patient care and quality. It is my understanding that XXXXXXXX is a shareholder, and hoping to gain further support. There is a business case to be made (which I can detail), as well as a humanity component. As you may know HCA is the largest hospital operator in the country, and we could easily find ourselves under its care.
I will be glad to forward/discuss concisely more details as to what the shareholder proposal involves. I thank you in advance for your assistance. Wishing you further success. Sincerely, Francisco Coronado